

July 28, 2011

<u>Via E-mail</u>
Punit Dhillon
Chief Executive Officer
OncoSec Medical Inc.
4690 Executive Drive, Suite 250
San Diego, CA 92121

> **Re:** **OncoSec Medical Inc.**
> **Form 10-K for the fiscal year ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the fiscal period ended April 30, 2011**
> **Filed June 14, 2011**
> **File No. 0-54318**

Dear Mr. Dhillon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal period ended April 30, 2011

Consolidated Financial Statements, page 2

Note 4 – Intangible Asset Acquisition and Cross License Agreement, page 9

1. You state that on March 24, 2011 you acquired certain assets of Inovio related to certain non-DNA vaccine and selective electrochemical tumor ablation technology. We also note that you have accounted for this transaction as an asset acquisition as opposed to a business combination. Please explain to us in more detail why you believe that this transaction does not meet the definition of a business acquisition. In your response, please tell us what kinds of contracts related to the technology were assigned to the

company. Also explain to us in more detail what portion of Inovio's total assets you acquired and what activities and operations, if any, Inovio continued to perform after the closing of the Asset Purchase Agreement. Your response should include an analysis of the criteria in ASC 805-10-55-4 through 55-9.

2. In the second paragraph under this heading you discuss the cross-license agreement with Inovio. We have the following comments:

- Please explain to us in detail how you accounted for the fully paid-up, exclusive, worldwide license that you granted to Inovio covering certain of the SECTA technology patents acquired from Inovio. Your response should explain in reasonable detail the terms of the license granted to Inovio, including the consideration that you received for this license and any termination or cancellation policies, and should cite the specific paragraphs of the Codification that you relied upon in your accounting.

- Please explain how you accounted for the non-exclusive worldwide license that Inovio granted to you covering certain non-SECTA technology patents. Also explain to us why you obtained rights to these patents through a license from Inovio instead of acquiring these patents outright in the Asset Purchase Agreement.

- Please revise your footnote to briefly address these matters.

3. We note the purchase price allocation at the bottom of page 9. Please tell us why you have indicated that all acquired intangible assets are patents. In this regard, your narrative description of the assets acquired refers to patents, trademarks, and other intangible assets. Furthermore, given the description of the Inovio assets, we assume that you acquired a significant amount of in-process research and development. Please explain to us in detail how you determined the intangible assets that you had acquired and identify for us each type of intangible asset acquired and its fair value. If appropriate, please revise your purchase price allocation table for these matters.

4. We read that you used the residual value method to determine the purchase price allocation of the identified intangible assets. Please explain to us in more detail your method for determining the value of the assets acquired and how use of the residual value method complies with the requirement in ASC 805-20 to value identifiable intangible assets that meet the recognition criteria using fair value. If your current purchase price allocation does not reflect the fair value of the assets acquired, please reassess your purchase price allocation to comply with ASC 805.

5. Please revise to clearly describe your relationship with Inovio given that your chairman is also the chairman of Inovio and that this may not be considered an arm's-length transaction. Please refer to ASC 850-10-50-5 and 50-6.

6. Please also explain to us how you determined that the estimated useful life of the patents is four years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 14

7. We note that you have estimated your operating expenses and working capital requirements for the next 12 months to be over $7 million. Please explain to us and revise to clarify if this includes any amounts due to Inovio under the Asset Purchase Agreement, and if so, quantify the amount included. If you do not expect to pay all of the amounts due to Inovio within the next 12 months, please clearly state the expected timing for the remainder of these payments. Please additionally revise to clarify your intended sources to fund your expenditures during the next 12 months. We also note that your auditors' report from your most recent Form 10-K contained a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current disclosures do not address all of the reasons your auditors expressed substantial doubt as to your ability to continue as a going concern. Additionally, your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. You should also describe in more detail your expected sources of cash to meet these demands. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief